Exhibit 99.2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

June 30, 2016

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the six months ended June 30, 2016. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 17.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 14.

The effective date of this MD&A is August 2, 2016.

June 30, 2016	Page | 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

June 30, 2016	Page | 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

1.	OVERVIEW

Financial Results and Review of Operations for the Second Quarter 2016

•	Oyu Tolgoi achieved an excellent safety performance with an All Injury Frequency Rate of 0.13 per 200,000 hours worked for the six months ended June 30, 2016.

•	On May 5, 2016, Oyu Tolgoi received the formal notice to proceed for underground development by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC.

•	As part of the notice to proceed process, the 2016 Oyu Tolgoi Feasibility Study was approved.

•	In June 2016, Oyu Tolgoi signed a critical contract with Jacobs Engineering Group to provide engineering, procurement and construction management services for underground development.

•	Major contractor mobilization for the sinking of Shafts #2 and #5, underground development, critical construction works and maintenance are all progressing.

•	As of June 30, 2016, Oyu Tolgoi had drawn down approximately $4.3 billion of the project finance facility and used all net proceeds to pay down shareholder loans payable to Turquoise Hill.

•	Turquoise Hill deposited net project finance funds of approximately $4.2 billion with Rio Tinto in Q2’16.

•	Oyu Tolgoi recorded revenue of $329.7 million in Q2’16, a decrease of 22.0% over Q1’16, reflecting mainly lower gold sales volumes.

•	Turquoise Hill generated operating cash flow before interest and taxes of $161.6 million during Q2’16.

•	For Q2’16, Turquoise Hill reported income from continuing operations attributable to shareholders of $29.8 million.

•	In Q2’16, concentrator throughput was broadly consistent with Q1’16; resulting in average throughput of approximately 105,000 tonnes per day for the quarter.

•	Copper production in Q2’16 declined 10.3% over Q1’16 reflecting lower grades from reduced mining in Phase 2 and relative lower recovery from Phase 6 ore.

•	As expected, gold production in Q2’16 declined approximately 52% over Q1’16, due to lower grades from reduced mining in Phase 2.

•	Concentrate volumes sold in Q2’16 increased 6.7% over Q1’16.

•	For Q2’16, Oyu Tolgoi’s C1 costs were $1.12 per pound of copper and all-in sustaining costs were $1.55 per pound of copper.

•	Sales contracts have been signed for essentially all of Oyu Tolgoi’s expected 2016 concentrate production.

•	Open pit, cash-basis capital expenditure for 2016 (excluding underground expenditure) is now expected to be approximately $200 million.

•	Operating cash costs for 2016 are now expected to be $840 million.

•	Turquoise Hill’s cash and cash equivalents at June 30, 2016 were approximately $1.5 billion.

June 30, 2016	Page | 4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

2.     SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2016	2016	2015	2015

Revenue
Copper-gold concentrate	$329.7	$422.7	$355.6	$431.7

Total revenue	$329.7	$422.7	$355.6	$431.7

Net income from continuing operations attributable to owners	$29.8	$118.9	$179.7	$44.0
Loss from discontinued operations attributable to owners	-	-	(8.7)	(22.8)

Net income attributable to owners of Turquoise Hill	$29.8	$118.9	$171.0	$21.2

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.01	$0.06	$0.09	$0.02
Discontinued operations	-	-	-	(0.01)

Total	$0.01	$0.06	$0.09	$0.01

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.01	$0.06	$0.09	$0.02
Discontinued operations	-	-	-	(0.01)

Total	$0.01	$0.06	$0.09	$0.01

	Jun-30	Mar-31	Dec-31	Sep-30
	2015	2015	2014	2014

Revenue
Copper-gold concentrate	$421.3	$426.2	$670.6	$491.6

Total revenue	$421.3	$426.2	$670.6	$491.6

Net income from continuing operations attributable to owners	$49.9	$67.1	$144.2	$43.9
Income (loss) from discontinued operations attributable to owners	(25.0)	29.1	(9.6)	(137.9)

Net income (loss) attributable to owners of Turquoise Hill	$24.9	$96.2	$134.6	$(94.0)

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.02	$0.03	$0.07	$0.02
Discontinued operations	(0.01)	0.01	-	(0.07)

Total	$0.01	$0.04	$0.07	$(0.05)

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.02	$0.03	$0.07	$0.02
Discontinued operations	(0.01)	0.01	-	(0.07)

Total	$0.01	$0.04	$0.07	$(0.05)

June 30, 2016	Page | 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

3.    REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal material mineral resource property. The Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes).

In Q2’16, the Company recorded net income attributable to owners of Turquoise Hill of $29.8 million ($0.01 per share) compared with net income of $24.9 million ($0.01 per share) in Q2’15, an increase of $4.9 million.

Operating cash flows before interest and taxes in Q2’16 were $161.6 million compared with $239.2 million in Q2’15, reflecting the impact of reduced gold production and sales in concentrates.

Capital expenditure on property, plant and equipment was $53.3 million on a cash basis in Q2’16, attributed to both underground pre-start and sustaining capital activities.

Turquoise Hill’s cash and cash equivalents at June 30, 2016 were approximately $1.5 billion.

A.    OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support a nominal throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Long-term development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received the formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC on May 5, 2016.

Preparation for underground development

Prior to suspending underground construction in August 2013, underground lateral development at Hugo North Lift 1 had advanced approximately 16 kilometres off Shaft #1. Approximately 65 kilometres of lateral development is expected to be complete by the first draw bell. A total of approximately 200 kilometres of lateral development are planned over the life of Hugo North Lift 1. The following table outlines the shafts planned for underground development.

	Shaft# 1 (early development and ventilation)	Shaft# 2 (production and ventilation)	Shaft# 5 (ventilation)	Shaft# 3 (ventilation)	Shaft# 4 (ventilation)
Total Depth	1,385 metres	1,284 metres	1,195 metres	1,148 metres	1,220 metres
Diameter	6.7 metres	10 metres	6.7 metres	10 metres	11 metres
Completion	2008	Expected 2016	Expected 2017	Expected 2021	Expected 2021
Remaining	Complete	~100 metres	~1,000 metres	Not started	Not started

Following the approval of the Underground Plan in May 2015 and the filing of the revised schedules for the statutory feasibility study with the Mongolian Minerals Council in August 2015, pre-start activities began. Pre-start activities included ramp-up of the owners’ and engineering, procurement and construction management (EPCM) teams, detailed engineering and procurement for equipment and materials required for necessary critical works that are key enablers for recommencement of underground development mining activity. In June 2016, Oyu Tolgoi signed a critical contract with Jacobs Engineering Group to provide EPCM services for underground development. Major contractor mobilization for the sinking for Shafts #2 and #5, underground development, critical construction works and maintenance are all progressing. A site infrastructure office has been established as well as project personnel being mobilized. In July 2016, Oyu Tolgoi signed a contract with mining services provider Thiess and Mongolian contractor Khishig Arvin for development of twin declines, incorporating both a service and a conveyor tunnel.

June 30, 2016	Page | 6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Project finance and funding of Oyu Tolgoi by Turquoise Hill

In December 2015, Oyu Tolgoi signed a $4.4 billion project finance facility for underground development provided by a syndicate of international financial institutions, export credit agencies representing the governments of Canada, the United States and Australia and 15 commercial banks. As of June 30, 2016, Oyu Tolgoi had drawn down approximately $4.3 billion of the project finance facility. Since the December 2015 signing, Oyu Tolgoi has used cash reserves to pay bank fees of approximately $0.2 billion. Steps are being taken to finalize the drawdown of the remaining amount. As part of the project finance facility, a debt cap of $6.0 billion for Oyu Tolgoi was agreed, which provides the possibility for an additional $1.6 billion of supplemental debt in the future.

Net funding received by Oyu Tolgoi of approximately $4.3 billion was used to pay down shareholder loans payable to the Company. Oyu Tolgoi’s proceeds from project finance funds were reduced by bank fees and withholding taxes of approximately $0.1 billion in line with contractual obligations. Approximately $4.2 billion was placed on deposit with Rio Tinto, in accordance with the cash management services agreement (Cash Management Services Agreement). The amount on deposit with Rio Tinto will be available for drawdown by Oyu Tolgoi as required for the development of the underground mine.

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At June 30, 2016 after the project finance drawdown, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $2.8 billion, including accrued interest of $0.5 million. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of June 30, 2016, the cumulative amount of such funding was $751.1 million, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $265.9 million.

Feasibility study completion

The 2016 Oyu Tolgoi Feasibility Study (2016 Feasibility Study) was approved in May 2016. The 2016 Feasibility Study is based on Oyu Tolgoi reserves. The 2016 Reserve Case includes mineral reserves from the Southern Oyu Tolgoi open pit and the Hugo North Lift 1 block cave. Turquoise Hill expects to publish an updated National Instrument 43-101 compliant independent technical report relating to the project in the second half of 2016.

June 30, 2016	Page | 7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Highlights of the 2016 Feasibility Study are as follows.

¡	After-tax internal rate of return of 18% (NPV8% of $4.6 billion) assuming long-term copper and gold prices of $2.86 per pound and $1,201 per ounce respectively.
¡

With the exception of depletion from ongoing operations, there have been no material changes to the mineral reserve and resource estimates included in the 2014 Oyu Tolgoi Technical Report (“2014 Technical Report”).

¡

Nominal expansion capital of $5.3 billion ($5.1 billion 2016 real costs) for the underground project, which is broadly in-line with the $4.9 billion estimate (2014 real costs) contained in the 2014 Technical Report.

¡	Project assumes a five-year construction period, first sustainable underground production around 2021 and five to seven-year ramp up period.
¡	Underground mine targeted full production remains at 95,000 tonnes per day.
¡	The concentrator rate is planned at 40 million tonnes per annum.

Additional details on capital expenditure for the total project capital costs between 2016 and 2054 in the Reserve Case are outlined below. Production from the first draw bell is expected in 2020. Underground operations are expected to begin with first sustainable production in 2021.

($ in billions) Item	Expansion	Sustaining	Total

Direct Costs
Open Pit	-	1.6	1.6
Underground	2.4	3.1	5.5
Concentrator	0.2	0.2	0.4
Infrastructure	0.4	0.2	0.6
Tailings Storage Facility	-	0.9	0.9

Subtotal	3.0	6.0	9.0

Construction Indirect	0.9	-	0.9

Subtotal	3.9	6.0	9.9

Contractor Execution
EPCM	0.4	-	0.4

Subtotal	4.3	6.0	10.3

Owner Execution
O&M, Commissioning, Owners Team	0.5	0.2	0.7

Subtotal	4.8	6.2	11.0

GOM Fees and Charges
Mongolian VAT and Duties	0.3	0.7	1.0

Total Development Program	5.1	6.9	12.0

Escalation to Nominal	0.2

Nominal Project Cost	5.3

The 2016 Feasibility Study estimate classifies separately indirect costs that were previously included in the 2014 Technical Report as construction allowances, such as camp accommodation, food services and domestic air travel from Ulaanbaatar to Oyu Tolgoi.

Q2’16 performance

Safety continues to be a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved an excellent safety performance with an All Injury Frequency Rate of 0.13 per 200,000 hours worked for the six months ended June 30, 2016.

June 30, 2016	Page | 8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Key financial metrics for Q2’16 are as follows:

Oyu Tolgoi Key Financial Metrics*

	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q*** 2016	2Q 2016	1H 2015	1H 2016	Full Year 2015

Revenue ($ in millions of dollars)	426.2	421.3	431.7	355.6	422.7	329.7	847.5	752.4	1,634.8

Concentrates sold (‘000 tonnes)	167.7	189.8	226.0	236.2	213.1	227.4	357.5	440.5	819.8

Revenue by metals in concentrates ($ in millions of dollars)

Copper	190.2	220.3	224.5	194.6	202.0	207.9	410.5	409.9	829.6

Gold	232.3	197.4	202.8	156.4	216.2	115.1	429.7	331.3	788.9

Silver	3.6	3.6	4.4	4.6	4.5	6.7	7.2	11.2	16.2

Cost of sales ($ in millions of dollars)	257.9	225.7	252.2	239.2	207.9	237.1	483.6	445.0	975.0

Production and delivery costs	173.9	147.4	159.4	149.7	125.9	141.2	321.3	267.1	630.4

Depreciation and depletion	83.9	78.2	92.8	89.6	82.0	95.9	162.1	177.9	344.5

Capital expenditure on cash basis ($ in millions of dollars)	24.3	35.1	29.3	27.5	55.9	53.3	59.4	109.2	116.2

Royalties	21.9	49.8	24.1	25.0	22.7	18.5	71.7	41.2	120.8

Operating cash costs ($ in millions of dollars)**	218.9	284.6	222.5	236.6	196.6	215.5	503.5	412.1	962.6

Unit costs ($ per pound of copper)**

C1	0.09	0.73	0.40	0.88	0.06	1.12	0.49	0.56	0.57

All-in sustaining	0.96	1.26	1.52	1.56	0.66	1.55	1.15	1.08	1.37

* Any financial information in this MD&A should be reviewed in consultation with the Company‘s unaudited condensed interim consolidated financial statements.

** Please refer to Section 13 – NON-GAAP MEASURES – on page 15 of this MD&A for reconciliation of these metrics, including total operating cash costs, to the financial statements.

*** Operating cash costs, C1 and all-in sustaining unit costs for the three months ended March 31, 2016 have been revised to correctly reflect the change in inventory as reported in the Company’s reconciliation of net income (loss) to net cash flow generated from operating activities.

Revenue of $329.7 million in Q2’16 decreased 22% over Q1’16 mainly reflecting significantly reduced sales of gold in concentrates driven by lower gold head grades.

Production and delivery costs include primarily the cash costs in inventory sold as well as allocated mine administration costs. Depreciation and depletion includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process, including the depreciation of capitalized production phase stripping costs. Q2’16 cost of sales were $237.1 million (Q2’15: $225.7 million) reflecting higher unit cost of production due to lower feed grade and lower recovery.

Capital expenditure, on a cash basis, for Q2’16 was $53.3 million (Q2’15: $35.1 million) including amounts attributed to both underground (including pre-start) and sustaining activities of $36.5 million and $14.1 million respectively. Sustaining capital expenditure includes the tailings storage facility and deferred stripping.

Total operating cash costs at Oyu Tolgoi in Q2’16 were $215.5 million. The 5% royalty payable to the Government of Mongolia is reflected as a cash operating expense; deferred stripping costs are not included in operating cash costs. Oyu Tolgoi administrative costs were $49.5 million reflecting increased management service fees incurred as a result of project finance drawdown during the quarter.

Oyu Tolgoi’s C1 costs in Q2’16 were $1.12 per pound, compared with $0.06 per pound in Q1’16. The increase was mainly due to lower gold sales, combined with lower copper production reflecting lower grades from reduced mining in Phase 2, and relative lower recovery from Phase 6 ore.

All-in sustaining costs in Q2’16 were $1.55 per pound, compared with $0.66 per pound in Q1’16. The increase was mainly due to lower gold revenues and the impact of reduced copper production.

June 30, 2016	Page | 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Key operational metrics for Q2’16 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016	Full Year 2015

Open pit material mined (‘000 tonnes)	21,999	22,094	23,969	23,708	22,867	22,716	44,093	45,582	91,771

Ore treated (‘000 tonnes)	7,512	9,025	8,632	9,369	9,662	9,525	16,536	19,187	34,537

Average mill head grades:

Copper (%)	0.52	0.69	0.75	0.69	0.70	0.64	0.61	0.67	0.67

Gold (g/t)	0.48	1.09	0.56	0.92	0.63	0.33	0.82	0.48	0.78

Silver (g/t)	1.16	1.46	1.90	1.67	1.92	1.92	1.33	1.92	1.56

Concentrates produced (‘000 tonnes)	130.9	215.5	210.3	231.8	229.5	207.1	346.4	436.6	788.5

Average concentrate grade (% Cu)	25.7	25.6	26.6	24.7	25.1	24.9	25.7	25.0	25.6

Production of metals in concentrates:

Copper (‘000 tonnes)	33.6	55.3	56.0	57.3	57.6	51.7	88.9	109.2	202.2

Gold (‘000 ounces)	86	238	123	207	144	70	324	213	653

Silver (‘000 ounces)	184	297	388	355	395	391	481	786	1,223

Sales of metals in concentrates:

Copper (‘000 tonnes)	42.1	46.3	58.2	54.7	51.2	54.4	88.4	105.7	201.3

Gold (‘000 ounces)	200	177	200	160	175	95	377	270	737

Silver (‘000 ounces)	219	245	334	360	305	395	464	700	1,158

Metal recovery (%)

Copper	86.8	88.6	86.4	88.4	85.6	83.3	87.9	84.5	87.6

Gold	71.6	75.6	76.4	74.2	72.2	69.3	74.6	71.2	74.4

Silver	65.4	70.6	73.0	70.8	66.4	65.9	68.5	66.2	69.9

Oyu Tolgoi’s second quarter production reflected reduced mining in Phase 2 of the open pit. In Q2’16, concentrator throughput was consistent with Q1’16; resulting in average throughput of approximately 105,000 tonnes per day for the quarter. Copper production in Q2’16 declined 10.3% over Q1’16 reflecting lower grades from reduced mining in Phase 2 and relative lower recovery from Phase 6 ore. As expected, gold production in Q2’16 declined approximately 52% over Q1’16, due to lower grades from reduced mining in Phase 2. Concentrate sold in Q2’16 increased 6.7% over Q1’16.

Operational outlook

Open pit cash-basis capital expenditure (excluding underground expenditure) in 2016 is expected to be approximately $200 million, compared with previous guidance of approximately $300 million. The reduction primarily reflects lower capitalization of deferred stripping following open-pit optimization to reduce waste.

Operating cash costs in 2016 are now expected to be approximately $840 million, compared to the previous estimate of $800 million. The change reflects the impact of: deferred stripping reclassification as part of open-pit optimization and additional management service fees incurred in relation to project finance, offset by further cost rationalization and lower royalties due to lower gold sales in the second half of 2016.

Sales contracts have been signed for essentially all of Oyu Tolgoi’s expected 2016 concentrate production.

June 30, 2016	Page | 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

B.    CORPORATE ACTIVITIES

Election of directors

The nominees set forth in the Company’s management proxy circular dated March 15, 2016 were elected as directors of Turquoise Hill at the Annual Meeting of Shareholders, which took place on May 3, 2016.

C.    CORPORATE ADMINISTRATIVE EXPENSES

Corporate administrative expenses. Corporate administrative costs in Q2’16 were $4.1 million, a decrease of $1.7 million from Q2’15, mainly due to lower consulting costs.

4.    LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2016, Turquoise Hill held consolidated cash and cash equivalents of approximately $1.5 billion, consolidated working capital (inclusive of cash and cash equivalents) of $2.2 billion and an accumulated deficit of $4.3 billion. Loans due from a related party of $4.2 billion have been recorded during Q2’16, following the deposit of net proceeds (after settlement of withholding taxes and transaction costs) from project finance drawdown with a subsidiary of Rio Tinto in accordance with a cash management services agreement signed on December 15, 2015.

Cash flow

Operating activities. A total of $161.6 million of cash was generated from operating activities before interest and tax in Q2’16 compared with 195.4 million in Q1’16, reflecting the impact of lower gold revenues.

Investing activities. Cash used in investing activities totalled $4,206.9 million in Q2’16, compared with $51.7 million in Q1’16. Under the Cash Management Services Agreement entered into as part of project finance, deposits of $4,156.3 million were made, during Q2’16, with 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto. Property, plant and equipment purchases of $53.3 million related to both Oyu Tolgoi underground pre-start and sustaining activities (including deferred stripping and construction of tailings storage facility).

Financing activities. Cash generated from financing activities totalled $4,122.1 million in Q2’16, compared with cash used in financing activities of $6.7 million in Q1’16. Net proceeds from the project finance facility of $4,274.3 million ($4,307.3 million before project finance fee deduction at source) were partly offset by the payment of $152.3 million project finance fees with Oyu Tolgoi cash.

Liquidity and capital resources

As of December 31, 2015, Oyu Tolgoi had signed a $4.4 billion project finance facility for the purposes of developing the underground mine. Following drawdown under the facility, Turquoise Hill has recorded approximately $4.2 billion of loans receivable from Rio Tinto arising from net proceeds deposited in accordance with the Cash Management Services Agreement. Turquoise Hill intends to re-draw these amounts as required in order to fund future development of the underground mine. Please refer to Section 3.A – OYU TOLGOI – on page 6 and to Section 12 – RELATED-PARTY TRANSACTIONS – on page 14 of this MD&A.

In March 2016, Oyu Tolgoi signed an amendment to extend the secured $200.0 million revolving credit facility with five banks that was scheduled to mature on March 19, 2016. Amounts under the credit facility were required to be used by Oyu Tolgoi for working capital purposes. The credit facility expired on drawdown under the project finance facility.

June 30, 2016	Page | 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill believes that, based on its current cash position, cash generated from operation of Oyu Tolgoi and amounts available from the project finance facility, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	June 30, 2016	December 31, 2015

Financial Assets

Cash and cash equivalents	$1,478,470	$1,343,878

Available for sale: Long-term investments	11,131	18,902

Cost method: Long-term investments	115	115

Loans and receivables:

Trade and other receivables	15,599	12,210

Due from related parties	4,491	3,623

Loans due from related party	4,156,284	-

Financial Liabilities

Trade and other payables	200,844	166,766

Payable to related parties	27,455	34,801

Project finance facility	4,091,173	-

Interest payable on long-term borrowings	8,166	-

Certain of the above financial instruments are carried at fair value. Their fair values were determined as follows:

•

Long-term investments – Fair values of freely tradable long-term investments were determined by reference to published market quotations, which may not be reflective of future values. Fair values of long-term investments with trading restrictions have been determined by applying a liquidity discount to published market quotations, which may not be reflective of future values.

Turquoise Hill is exposed to credit risk with respect to its loans receivable, accounts receivable, other long-term investments and cash and cash equivalents, including related party balances. The significant concentrations of credit risk are with counterparties situated in Mongolia, China, Canada and Europe.

Turquoise Hill is exposed to United States and LIBOR interest-rate risk with respect to the variable rates of interest on cash and cash equivalents and loans receivable respectively.

5.    SHARE CAPITAL

As at August 2, 2016, the Company had a total of:

•	2,012,314,469 common shares outstanding;

•

1,741,281 incentive stock options outstanding, with a weighted average exercise price of C$14.64 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$6.83 to C$23.75 per share.

6.    OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

June 30, 2016	Page | 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, base and precious metal prices and foreign-exchange rates. Volatility in these markets continues to be high.

For further details on the Company’s financing plans, please refer to Section 4 – LIQUIDITY AND CAPITAL RESOURCES – on page 11 of this MD&A.

Copper market

Commodity prices are a key driver of Turquoise Hill’s earnings. In early June, copper prices declined to a four-month low of $2.04 per pound as large deliveries of cathode into London Metal Exchange (LME) Asian warehouses negatively impacted sentiment. During June, prices recovered to $2.17 per pound on the back of a weaker U.S. dollar and expectations that the United Kingdom (UK) would remain part of the European Union (EU). The UK’s subsequent vote to leave the EU on June 23 resulted in higher volatility. By mid-July, prices had recovered to a two-month high of $2.23 per pound, on the expectation that looser monetary policy will support prices. Prices are likely to remain volatile in the near-term and will be impacted by subsequent policy announcements.

Spot treatment and refining charges (TC/RCs) have moved up to $100-108/10-10.8. The China Smelter Purchasing Team raised its copper concentrate floor to $103/10.3 for Q3’16, up from $85/8.5 in Q2’16, reflecting ample concentrate supplies in the spot market. A sharp rise in LME Asian cathode stocks since early June has more than offset a decline in Shanghai Futures Exchange stocks to leave total visible stocks up approximately 23,000 tonnes by early July. Stocks remain balanced relative to demand.

Gold prices rallied to a two-year high of $1,369 per ounce in early July, boosted by safe haven demand in the wake of uncertainty surrounding the UK leaving the EU and market expectations of looser monetary policy.

Exchange Rates

Oyu Tolgoi’s sales are settled in U.S. dollars, and a portion of its expenses are incurred in local currencies. Foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s financial performance.

7.    OFF-BALANCE SHEET ARRANGEMENTS

During the six months ended June 30, 2016, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

8.    CONTRACTUAL OBLIGATIONS

As at June 30, 2016, there were no significant changes in Turquoise Hill’s contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2015.

9.    CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

June 30, 2016	Page | 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2015.

10.   RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, amendments to standards and interpretations are not yet effective, or are not mandatory for adoption, for the year ending December 31, 2016 and have therefore not been applied in preparing the condensed interim consolidated financial statements. The standards and interpretations which are not yet effective are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2015.

11.   RISK AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2015 and in its Annual Information Form (AIF) dated March 15, 2016 in respect of such period.

12.   RELATED-PARTY TRANSACTIONS

As at June 30, 2016, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2015: 50.8%).

The following table presents the consolidated balance sheet line items which include amounts due from or payable to Rio Tinto:

(Stated in $000’s of dollars)	June 30, 2016	December 31, 2015
Cash and cash equivalents (i)	$741,711	$740,537
Trade and other receivables	4,491	3,623
Prepaid expenses and other assets	4,691	-
Loans due from related party, and other non-current financial assets
Loans due from related party (ii)	4,156,284	-
Trade and other payables:
Management services payment (iii)	(14,338)	(5,972)
Cost recoveries (iv)	(13,117)	(28,829)

	$4,879,722	$709,359

June 30, 2016	Page | 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The following table summarizes transactions with Rio Tinto by their nature:

(Stated in $000’s of dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Interest income on demand deposits (i)	$1,440	$309	$2,178	$555

Interest income on loans (ii)	13,274	-	13,274	-

Cost recoveries - Turquoise Hill	1,703	1,281	1,939	2,381

Financing costs:

Guarantee fee (v)	(11,329)	-	(11,329)	-

Management services payment (iii)	(14,047)	(3,964)	(21,559)	(11,155)

Costs recoveries - Rio Tinto (iv)	(6,217)	(16,074)	(13,754)	(24,727)

	$(15,176)	$(18,448)	$(29,251)	$(32,946)

(i)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents or invest funds with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At June 30, 2016, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $741.7 million, earning interest at rates equivalent to those offered by financial institutions.

(ii)

As part of project finance, Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which shall be placed with 9539549 Canada Inc. and returned to Turquoise Hill as required for purposes of funding the Oyu Tolgoi underground mine. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At June 30, 2016, amounts due from 9539549 Canada Inc. totalled $4,156.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; and a benefit of 2.5% arising on amounts deposited with 9539549 Canada Inc. under the Cash Management Services Agreement, which are net settled with the 2.5% completion support fee described in (v) below.

(iii)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment (MSP) to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing of the Underground Plan on May 18, 2015, the percentage applied to capital costs of the underground development is 1.5%, and the percentage applied to operating costs and capital related to current operations is 3%.

(iv)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(v)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, Oyu Tolgoi and Turquoise Hill are required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility, of which 1.9% is payable by Oyu Tolgoi and 0.6% is payable by Turquoise Hill. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges. The fee is settled net of a benefit arising on amounts deposited with 9539549 Canada Inc. under the Cash Management Services Agreement described in (ii) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

13.   NON-GAAP MEASURES

The Company presents and refers to the following measures (non-GAAP measures) which are not defined in IFRS. A description and calculation of these measures is given below, and may differ from equivalent measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with a greater understanding of performance and operations at Oyu Tolgoi.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory), and includes management services payments to Rio Tinto, and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product to a condition in which it may be delivered to customers, net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with useful information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company includes gold and silver revenue credits as the production cost is reduced as a result of selling these products.

June 30, 2016	Page | 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill’s principal metal product is copper and C1 cash costs are reported for Oyu Tolgoi only.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash based cost metric, providing further information on the aggregate cash, capital and overhead outlay per unit, and is intended to reflect the costs of producing the Company’s principal metal product in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)		(Six Months Ended)
C1 costs (Stated in $000’s of dollars)	June 30, 2016	March 31, 20162.	June 30, 2016	June 30, 2015
Production and delivery	141,231	125,956	267,187	321,390
Change in inventory	(20,680)	2,373	(18,307)	(19,551)
Other operating expenses	90,454	76,877	167,331	187,609
Less:
- Impairment / write-down of inventory	(8,431)	(13,477)	(21,908)	9,245
- Depreciation	(1,104)	(2,697)	(3,801)	(6,308)
Management services payment to Turquoise Hill	14,047	7,512	21,559	11,155

Operating cash costs	215,517	196,544	412,061	503,5403.
Operating cash costs: $/lb of copper produced	1.89	1.55	1.71	2.57
Adjustments to operating cash costs1.	33,491	32,041	65,531	28,879
Less: Gold and silver revenues	(121,819)	(220,701)	(342,520)	(436,914)

C1 costs ($‘000)	127,189	7,884	135,072	95,505

C1 costs: $/lb of copper produced	1.12	0.06	0.56	0.49

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	4,095	4,564	8,659	9,299
Asset retirement expense	1,429	1,491	2,920	2,457
Royalty expenses	18,493	22,703	41,196	71,655
Non-current stockpile and stores write-down (reversal)	8,431	13,477	21,908	(9,245)
Other expenses	2,531	353	2,884	2,887
Sustaining cash capital including deferred stripping	14,060	33,378	47,438	52,781

All-in sustaining costs ($‘000)	176,229	83,850	260,078	225,340

All-in sustaining costs: $/lb of copper produced	1.55	0.66	1.08	1.15

1. Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

2. Non-GAAP measures for the three months ended March 31, 2016 have been revised to correctly reflect the change in inventory as reported in the Company’s reconciliation of net income (loss) to net cash flow generated from operating activities.

3. Operating cash costs for 2015 include non-recurring charges of $36.6 million, following agreement of the Underground Plan (tax settlement: $22.1 million; recalculation of royalties: $14.5 million).

14.   INTERNAL CONTROL OVER FINANCIAL REPORTING

During the six months ended June 30, 2016, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

June 30, 2016	Page | 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

15.   QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters Technical Director – Mining OreWin Pty Ltd, B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd, BSc (Geol.), RPGeo AIG (10125). Each of these individuals is a “qualified person” as that term is defined in National Instrument Standards of Disclosure for Mineral Projects (NI 43-101).

16.   CAUTIONARY STATEMENTS

Language Regarding Reserves and Resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the AIF of the Company for the year ended December 31, 2015, and other continuous disclosure documents filed by the Company since January 1, 2016 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States (U.S.) securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with 43-101, and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for mineral resources and mineral reserves (CIM Standards). NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in this document may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

June 30, 2016	Page | 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

17.   FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Corporation’s relationship and interaction with the Government of Mongolia on the continued development Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs, including with respect to the development of the underground mine, and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and continued development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term power source for Oyu Tolgoi; the timing and ability to satisfy all conditions precedent to drawdown under the Oyu Tolgoi Project Financing; the approval of the Statutory Feasibility Study by Oyu Tolgoi LLC and its shareholders; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected the 2014 Feasibility Study and in the 2014 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

June 30, 2016	Page | 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of Oyu Tolgoi have been delayed. These delays can impact project economics.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 20 of this MD&A. Such estimates and statements are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for Oyu Tolgoi and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

June 30, 2016	Page | 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the AIF.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

June 30, 2016	Page | 20